UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [____])*

Medigus Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

58471G102**

(CUSIP Number)

OrbiMed Israel BioFund GP Limited Partnership
OrbiMed Israel GP Ltd.

Nissim Darvish
89 Medinat HaYehudim St.
Build E, 11th Floor
Herzliya 46766, Israel
Telephone: 972 73 2822600

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** 58471G102 is the CUSIP number for the American Depository Shares traded on the NASDAQ Stock Market. The ISIN number for the Ordinary Shares is IL0010961717.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58471G102	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel BioFund GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 114,497,801 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 114,497,801 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,497,801 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.83% (2)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Includes 30,000,000 Ordinary Shares evidenced by 600,000 American Depository Shares (“ADSs”) and 50,970,218 Ordinary Shares issuable upon the exercise of warrants.
(2)	Based on 320,470,342 Ordinary Shares outstanding as of July 12, 2015, as reported in the Issuer’s Report on Form 6-K filed July 13, 2015.

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. 58471G102	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 114,497,801 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 114,497,801 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,497,801 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.83% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Includes 30,000,000 Ordinary Shares evidenced by 600,000 American Depository Shares (“ADSs”) and 50,970,218 Ordinary Shares issuable upon the exercise of warrants.
(2)	Based on 320,470,342 Ordinary Shares outstanding as of July 12, 2015, as reported in the Issuer’s Report on Form 6-K filed July 13, 2015.

Page 3 of 10 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Medigus Ltd., an Israeli public limited liability company (the “Issuer”).  The Issuer’s principal executive offices are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500 Israel.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)                 This Statement is being jointly filed by OrbiMed Israel GP Ltd., an Israeli limited liability company (“OrbiMed Israel”), and OrbiMed Israel BioFund GP Limited Partnership, an Israeli limited partnership (“OrbiMed BioFund”) (together, the “Reporting Persons” and each, a “Reporting Person”).

(b)      – (c)                 OrbiMed Israel, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, an Israeli limited partnership (“OrbiMed Partners”), which holds the securities to which this Statement and Schedule 13D relate.

The address of the principal office of each Reporting Person is 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766 Israel.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and partners (as applicable) of the Reporting Persons are set forth in Schedules I and II hereto and are incorporated herein by reference.

(d)      – (e)           During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule B hereto, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement on July 27, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A copy of the Joint Filing Agreement is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

On and prior to the close of March 3, 2013, OrbiMed BioFund and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OrbiMed Partners, as more particularly referred to in Item 6, caused OrbiMed Partners to purchase 39,945,474 Ordinary Shares and warrants to acquire 39,945,474 Ordinary Shares of the Issuer in a private placement for US$8 million.  In connection with this transaction, OrbiMed Partners appointed Nissim Darvish (“Darvish”), Anat Naschitz (“Naschitz”), and Erez Chimovits (“Chimovits”) to the Issuer’s Board of Directors (the “Board”).  Chimovits no longer serves on the Board.

On and prior to the close of October 17, 2013, OrbiMed BioFund and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OrbiMed Partners, as more particularly referred to in Item 6, caused OrbiMed Partners to purchase 959,000 Ordinary Shares and warrants to acquire 479,500 Ordinary Shares of the Issuer in a public offering in Israel for US$195,437.

Page 4 of 10 Pages

On and prior to August 11, 2014, OrbiMed BioFund and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OrbiMed Partners, as more particularly referred to in Item 6, caused OrbiMed Partners to purchase 7,663,109 Ordinary Shares and warrants to acquire 3,065,244 Ordinary Shares of the Issuer in a private placement for US$1 million.

 On July 10, 2015, OrbiMed BioFund and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OrbiMed Partners, as more particularly referred to in Item 6, for no consideration, caused OrbiMed Partners to exchange 30,000,000 of the Ordinary Shares held by it for 600,000 ADSs.

On and prior to July 12, 2015, OrbiMed BioFund and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OrbiMed Partners, as more particularly referred to in Item 6, caused OrbiMed Partners to purchase 14,960 units, each consisting of 1,000 Ordinary Shares and warrants to acquire 500 Ordinary Shares for US$1,510,710, in a public offering by the Issuer which closed on July 12, 2015.

The source of the funds for such purchases was the working capital of OrbiMed Partners and capital contributions made to OrbiMed Partners.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 30.83% of the outstanding Ordinary Shares.  OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to be the beneficial owner of approximately 30.83% of the Ordinary Shares.  OrbiMed Israel, as the general partner of OrbiMed BioFund, may be deemed to be the beneficial owner of approximately 30.83% of the Ordinary Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons caused OrbiMed Partners to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OrbiMed Partners.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, they may acquire Ordinary Shares (including in the form of ADSs) or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

Page 5 of 10 Pages

(d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy; (f) any other material change in the Issuer’s business or corporate structure: (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of  a national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)              As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Exchange Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Ordinary Shares described in Item 3 above.  Based upon information contained in the Issuer’s 6-K, dated July 13, 2015, filed with the SEC on July 13, 2015, such Ordinary Shares constitute approximately 30.83% of the issued and outstanding Ordinary Shares.  OrbiMed Israel, pursuant to its authority as the sole general partner of OrbiMed BioFund, the sole general partner of OrbiMed Partners, may be deemed to indirectly beneficially own the shares of Ordinary Shares held by OrbiMed Partners.  OrbiMed BioFund, pursuant to its authority as the general partner of OrbiMed Partners, may be deemed to indirectly beneficially own the shares of Ordinary Shares held by OrbiMed Partners.  As a result, OrbiMed Israel and OrbiMed BioFund and OrbiMed Partners share the power to direct the vote and to direct the disposition of the shares of Ordinary Shares described in Item 3 above.

(c)              Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)              Not applicable.

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, 3, and 5 above, OrbiMed BioFund is the sole general partner of OrbiMed Partners pursuant to the terms of the limited partnership agreement of OrbiMed Partners.  OrbiMed Israel is the sole general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund.  As a result, OrbiMed BioFund has the power to direct the vote and to direct the disposition of the Ordinary Shares held by OrbiMed Partners described in Item 3 and such power is exercised through OrbiMed Israel. OrbiMed Israel exercises this investment power through an investment committee (the “Committee”) comprised of Carl L. Gordon, Jonathan T. Silverstein, Darvish, Naschitz and Chimovits, each of whom disclaims beneficial ownership of the Ordinary Shares held by OrbiMed Partners, except to the extent of their pecuniary interest therein. As a result, OrbiMed BioFund and OrbiMed Israel may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Ordinary Shares held by OrbiMed Partners and to share power to direct the vote and the disposition of the Ordinary Shares held by OrbiMed Partners.  The number of outstanding Ordinary Shares attributable to OrbiMed Partners is 114,497,801 Ordinary Shares.  OrbiMed Israel maybe be considered to hold indirectly 114,497,801 Ordinary Shares, and OrbiMed BioFund may be considered to hold indirectly 114,497,801 Ordinary Shares.

Page 6 of 10 Pages

As noted above under Item 3, Darvish and Naschitz have been members of the Board since March 2013, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Darvish and Naschitz may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Pursuant to an agreement with the Reporting Persons, Darvish and Naschitz are obligated to transfer any Ordinary Shares granted to him by the Issuer, or the economic benefits thereof, to OrbiMed Israel or an affiliate, for the ultimate benefit of OrbiMed Partners.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule B to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedule B to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement between OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2015

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

By:	OrbiMed Israel GP Ltd., its General Partner

By:	/s/ Nissim Darvish
Nissim Darvish
Director

ORBIMED ISRAEL GP LTD.

By:	/s/ Nissim Darvish
Nissim Darvish
Director

Page 8 of 10 Pages

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below.  Unless otherwise noted, all of these persons are Israeli citizens and have as their business address 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766, Israel.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Director	Member OrbiMed Advisors LLC
Nissim Darvish	Director	Senior Managing Director OrbiMed Israel Partners Limited
Jonathan T. Silverstein	Director	Member OrbiMed Advisors LLC

Page 9 of 10 Pages

SCHEDULE II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd.

Page 10 of 10 Pages